Exhibit 99.1

Arcel Finance announces pricing of its tender offer

São Paulo, March 6, 2006 – Aracruz Celulose S.A. (NYSE: ARA) reports that the special purpose entity formed to conduct issuances under its securitization program, Arcel Finance Limited (Arcel), today announced the purchase price for its cash tender offer for any and all of its US$175 million outstanding aggregate principal amount of its 6.361% Senior Secured Notes due May 1, 2012 and any and all of its US$362 million outstanding aggregate principal amount of its 7.048% Senior Secured Notes due September 1, 2011. The offer is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, March 8, 2006, unless extended (such date and time, as they may be extended, the “Expiration Date”) or earlier terminated. The offer is made upon the terms and subject to the conditions set forth in the offer to purchase dated March 1, 2006. The purpose of the offer is to manage Aracruz’s consolidated debt portfolio, reducing the amount of higher-coupon yield and less liquid debt issues.

Settlement of the offer is expected to occur on the fourth business day following the Expiration Date. The table below sets forth the relevant pricing information for the notes:

CUSIP No./ISIN	Notes Description	Reference Security	Fixed Spread	Actual Reference Yield	Tender Offer Yield	Purchase Price per $1,000 Original Principal Amount of Notes	Quotation Report
G0450FAC8 / USG0450FAC89 03937SAD2 / US03937SAD27	6.361% Senior Secured Notes due May 1, 2012	4.500% U.S. Treasury Note due February 15, 2009	0.800%	5.575	5.511	1,024.10	PX1
G0450FAB0 / USG0450FAB07 03937SAB6 / US03937SAB60	7.048% Senior Secured Notes due September 1, 2011	4.500% U.S. Treasury Note due February 15, 2009	0.750%	5.525	5.462	1,039.55	PX1

The purchase price was calculated by the Joint Dealer Managers in the manner described in the offer to purchase at 2:00 p.m., New York City time, on March 6, 2006.

Arcel Finance has retained Citigroup Corporate & Investment Banking and J.P. Morgan Securities Inc. to serve as Joint Dealer Managers for the offer, The Bank of New York, to serve as the depositary for the offer, and D.F. King & Co., Inc. to serve as information agent for the offer. Requests for the offer to purchase and the related letter of transmittal and supplements to the documents may be directed to D.F. King & Co., Inc. by calling (800) 290-6427 (calling toll-free in the United States) or 1-212-269-5550 (banks and brokers, call collect) or in writing at 48 Wall Street, New York, New York 10005. These documents contain important information, and holders should read them carefully before making any investment decision. Questions regarding the offer may be directed to Citigroup Corporate & Investment Banking at (800) 558-3745 (calling toll-free in the United States) or 1-212-723-6108 (outside the United States call collect) or to J.P. Morgan Securities Inc. at (866) 846-2874 (calling toll-free in the United States) or 1-212-834-7279 (outside the United States, call collect).

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offer is being made solely by the offer to purchase.

For further information, please contact:

José Cândido Pimentel Duarte

55-11-3301-4250 (jcd@aracruz.com.br).

Investor Relations Department: Tel: (55-11) 3301 4131 Fax: (55-11) 3301 4274 E-mail: invest@aracruz.com.br

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Aracruz cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the bleached eucalyptus kraft pulp or market pulp business, which is cyclical in nature; and relating to the highly competitive markets in which Aracruz operates. For additional information on factors that could cause Aracruz’s actual results to differ from expectations reflected in forward-looking statements, please see Aracruz’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.